UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2002

Bradner Ventures Ltd.
(Translation of registrant's name into English)

Suite 1260, 609 Granville Street, Vancouver, BC, Canada V7Y 1G5
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BRADNER VENTURES LTD.
Suite 1260 - 609 Granville Street, PO Box 10356
Vancouver, B.C., Canada, V7Y 1G5
Tel: (604) 682-0588 Fax: (604) 682-0537

NEWS RELEASE

OTC SYMBOL: BVLTF	May 31, 2002

BRADNER NOT TO PROCEED WITH BESTSHOT.COM

SHARE EXCHANGE AGREEMENT

Vancouver, British Columbia, Canada - Bradner Ventures Ltd. (OTC-BVLTF) (the "Company") announces that it will not be proceeding with the Share Exchange Agreement with Bestshot.com Inc. ("Bestshot") that was signed on December 13, 2001, as Bestshot was unable to complete the terms of the agreement.

The Company is contemplating the possible purchase of Bestshot's assets, including its website, its digital video library and its Origin Digital Video Series under different terms.

BRADNER VENTURES LTD.

/s/ Ron Schmitz
Ron Schmitz
Director and President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

Date:  May 31, 2002

/s/ Ron Schmitz
Ron Schmitz, President